UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

83-1263155

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

Caution Regarding Forward-Looking Statements

This Semiannual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Semiannual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Semiannual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Semiannual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Semiannual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Semiannual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Semiannual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT, LLC unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of and for the six months ended June 30, 2024 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

Our net loss for the period ending June 30, 2024 was $1,722,043, compared to a net loss in the same period one year ago of $1,756,473. Rental property revenue increased slightly in the current period from $4,139,108 to $4,267,125, while interest income dropped from $703,056 to $295,558, primarily as a result of the Company’s reduction in income from interest bearing accounts. Realized investment income decreased from $524,789 to $128,147 over the same period. Other income, principally attributable to tenant fees such as application fees, administrative fees, late fees and other revenues from tenants, increased from $476,715 to $608,564 in the current period.

Overall operating expenses decreased somewhat in the period from $8,465,270 to $7,869,607. Operating expenses consisted of depreciation and amortization expense of $1,243,100, down from $1,451,106, in the previous year; property operating and maintenance expenses of $3,431,955, an increase compared to $2,363,234 in the previous year, primarily due to increased labor costs at certain properties; tax and license fees of $774,715, up from $463,148 in the previous year; interest expense of $1,561,817, down from $2,633,264 in the previous period due to renegotiation of certain loans; and general and administrative expenses of $858,020, compared to $1,554,517 in the same period one year earlier.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of June 30, 2024, we had approximately $85,391,217 in rental real estate properties (net of accumulated depreciation), compared to $85,494,524 (net of accumulated depreciation) in the previous period; approximately $7,342,521 in joint ventures (net of accumulated depreciation), the same as last period; and approximately $11,855,811 in equity and debt investments, compared to $11,635,402 in equity and debt investments in the previous period. As of June 30, 2024 we had approximately $482,404 in cash and cash equivalents, down from $3,375,811 in cash and cash equivalents in the prior period, primarily as a result of additional investment by the Company in two properties; $2,539,018 in restricted cash and cash equivalents related to our investments in joint ventures, unchanged compared to the previous period; $1,198,090 in related party receivables, compared to $1,119,903 in the previous period; $672,358 in notes and accounts receivable, up from $459,264 in the prior period; and $746,928 in interest receivable, compared to $770,988 in interest receivable in the prior period. Total assets as of June 30, 2024 were approximately $110,457,099, compared to $113,059,973 in the previous period.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2024. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and notably inflation as measured by the Consumer Price Index (CPI), but the pause in interest rate hikes and upward pressure on the job market spawned hope for substantial interest rate drops later in 2024 and on September 18, the Federal Reserve announced a 0.5 percentage point cut.

We anticipate continued rent growth through the end of 2024 in many markets, particularly in key strategic markets where supply still lags demand. Sustained high interest rates will impact valuations as we predict multifamily transaction prices will begin to come more in line with the increased cost of capital. Reduced valuations are likely to have a negative impact on our ability to sell portfolio properties on the desired timeline and/or at anticipated sale prices. As a result, in order to seek more advantageous prices for disposition of portfolio properties, the Manager has extended the Company’s dissolution date, as provided in the LLC Agreement.

ITEM 2

OTHER INFORMATION

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2024. As previously disclosed, in December 2023 a new investor purchased $3 million of Class A Units issued by DF Independent Partners, LLC (The Independent), which redeemed the same amount back to the Company, reducing the Company’s total investment in DF Independent Partners to approximately $3.79 million as of that date.

In fiscal year 2020 the Company invested $931,500 in unsecured debt issued to DiversyFund Granito, LLC (“Granito”). Following a series of setbacks related to massive budget overruns by the architect and builder, unexpected revision of zoning rules and new permitting issues, imposition of a new “mansion tax” and inability to garner any offers for the undeveloped property, in April 2024 the lender to Granito foreclosed on the property. The foreclosure value of the Granito property was substantially less than the total capital invested in Granito and the equity and unsecured debt investors, including the Company, suffered a total loss of their investments. At the time of the foreclosure, Granito also owed the Company $38,260.03 in unpaid interest.

SEC Investigation of Affiliates and Related Litigation

As previously disclosed, in November 2021 the SEC began an investigation of an affiliate of the Company, DF Growth REIT II, LLC (“REIT II”), and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which REIT II agreed to a permanent suspension of its offering. No fines or penalties were administered by the SEC. The SEC concluded its investigation of REIT II on August 9, 2023 and announced that it recommended no further actions against the company or any of its affiliates.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; REIT II; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and the Company again responded with a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences. The Company has already incurred significant legal costs and expenses defending against this action; to date, these costs and expenses have been paid by the Sponsor.

ITEM 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC
Balance Sheet
As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

DF Growth REIT LLC

Balance Sheet

As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	Six Months Ended June 30 2024	Year Ended December 31, 2023
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$85,391,217	$85,494,524
Investment in joint ventures	$7,342,521	7,342,521
Real estate equity investments	$14,007,741	11,521,542
Real estate debt investments	$334,269	113,860
Cash and Cash Equivalents	$482,404	3,375,811
Restricted cash and cash equivalents - Investment in joint ventures	$2,539,018	2,539,018
Related Party Receivables	$1,198,090	1,119,903
Interest receivable	$746,928	770,988
Notes and accounts receivable	$672,358	459,264
Other assets	$228,753	322,542
Total Assets	$112,943,298	$113,059,973

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	54,746,532	54,371,528
Accounts payable and accrued expenses	2,598,329	3,461,651
Rental security deposits and other liabilities	499,719	188,926
Prepaid rents	144,012	94,032
Interest payable	64,436	38,050
Dividends Payable	1,117,679	1,649,964
Total Liabilities	59,170,707	$59,804,151

MEMBERS’ EQUITY
Equity:
Class A shares $10.00 par value; 7,500,000 shares authorized; $6,511,395 shares issued and outstanding, net of offering costs as of June 30, 2023	$65,113,948	$65,113,948
Preferred Investments/Capital Investments	$-	$-
Subscriptions receivable	$(222,857)	(222,857)
Accumulated deficit	$(17,790,765)	(15,220,552)
Non-controlling interest	$6,672,265	3,585,013
Total Members’ Equity	$53,772,591	$53,255,552

Total Liabilities and Members’ Equity	$112,943,298	$113,059,703

DF Growth REIT, LLC
Statement of Operations
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

DF Growth REIT LLC

Statement of Operations

For the periods ended June 30, 2024 and June 30, 2023

	Six Months Ended June 30 2024	Six Months Ended June 30 2023
REVENUES
Rental Property Revenue	$4,267,125	$4,139,108
Interest Income	295,558	703,056
Realized Investment Income	128,147	524,789
Other Income	608,564	476,715
TOTAL REVENUES	$5,299,394	$5,843,668

EXPENSES
Operating Expenses
Depreciation and Amortization	$1,243,100	$1,451,106
Property Operating and Maintenance	3,431,955.00	2,363,234
Real Estate Taxes	774,715.44	463,148
Interest Expense	1,561,816.72	2,633,264
General and Administrative Expenses	858,020.16	1,554,517
Total Operating Expenses	$7,869,607	$8,465,270

Investing Expenses
Investing Expenses	$-	$-
Total Investing Expenses	$-	$-

TOTAL EXPENSES	$7,869,607	$8,465,270
NET INCOME/LOSS	$(2,570,213)	$(2,621,602)
Income attributed to non-controlling interest	$(848,170)	$(865,129)
Income attributed to DF Growth REIT, LLC	$(1,722,043)	$(1,756,473)

DF Growth REIT, LLC
Statement of Cash Flows
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

DF Growth REIT LLC

Statement of Cashflows

For the periods ended June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	For the Six Months Ended June 30 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES

Net Income/Loss	$(2,570,213)	$(8,106,805)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	(1,243,100)	2,583,830
Amortization on debt issuance cost		3,118,591
Capitalized interest	-	-
Changes in operation assets and liabilities	-
Notes and accounts receivable	213,094	881,379
Interest receivable	(24,060)	-
Prepaids and other assets	(49,980)	(154,978)
Related party receivables	78,187	200,811
Accounts payable and accrued expenses	(863,322)	(2,520,900)
Rental security deposits	310,793	1,926,201
Other liabilities	-	2,957,068
Net cash provided by Used) in operation activities	$(4,148,601)	$885,197

INVESTING ACTIVITIES
Investing in real estate equity investments	(103,307)	(11,073,705)
Proceeds from sale of real estate properties	-	-
Repayments for real estate properties	-	1,588,756
Investment in Joint Venture Development	-	-
Investment in equity method investments	2,486,199	4,178,615
Investments in real estate debt investments	(220,409)	5,374,968
Distribution to Sponsor	-	(509,522)
Proceeds from the sale of Equity method investees	-	-
Net cash used in investing activities	$2,162,483	$(440,888)

FINANCING ACTIVITIES
Proceeds from the issuance of Class A shares	-	-
Proceeds from notes payable		2,784,255
Payment on notes payable	(375,004)	(9,825,244)
Payment on loan fees associated with new debt		(1,588,756)
Payments made to investors for dividends	(532,285)	(1,471,846)
Net cash provided by financing activities	$(907,289)	$(10,101,591)

Net increase in cash and restricted cash and restricted cash	$(2,893,407)	$(9,657,282)
Cash and cash equivalents and restricted cash, beginning of period	5,914,829	15,572,112

Cash and cash equivalents and restricted cash, end of period	$3,021,422	$5,914,829

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,561,817	$5,484,152
Cash paid during the year for real estate taxes	$858,020	$318,930

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC
Statement of Members’ Equity

DF Growth REIT LLC

Statement of Members’ Equity

For the Year Ended December 31, 2023 (Audited)

	Class A Investor Shares		Subscription	Accumulated	NonControlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2023	6,511,395	$65,113,948	(222,857)	$(7,969,512)	$2,623,539	$59,545,118
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					1,817,239	1,817,239
Net Gain/Loss				(7,251,040)	(855,765)	(8,106,805)
Balance as of December 31, 2023	6,511,395	$65,113,948	$(222,857)	$(15,220,552)	$3,585,013	$53,255,552

DF Growth REIT LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2024 (Unaudited)

	Class A Investor Shares		Subscription	Accumulated	NonControlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
January 31, 2023	6,511,395	$65,113,948	(222,857)	$(15,220,552)	$3,585,013	$53,255,552
Proceeds from issuance of class A shares	-	-		-	-	-
Distributions declared on class A shares						-
Noncontrolling Interest					3,087,252	3,087,252
Net Gain/Loss				(1,722,043)	(848,170)	(2,570,213)
Balance as of June 30, 2023	6,511,395	$65,113,948	$(222,857)	$(16,942,595)	$5,824,095	$53,772,591

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 16, 2024.

DF Growth REIT IV, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. October 16, 2024

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. October 16, 2024